American Performance Funds
Notice of  Special Meeting of Shareholders of
The American Performance Aggressive Growth Fund
To be held December 15, 1998

A special Meeting of the shareholders of the American Performance Aggressive Growth Fund (the "Fund"), will be held at 10:00 a.m., Eastern time, at the offices of the American Performance Funds, at 3435 Stelzer Road, Columbus
OH  43219 on December 15, 1998 for the following purposes:

1. Liquidation. To consider the liquidation of the Fund's assets. All liquidated assets minus outstanding liabilities and taxes to be distributed pro rata to the Fund's shareholders and, thereafter, the Fund to be terminated.




Results of the Special Meeting

1,712,035.98 votes in favor of the resolution, 0 votes against the resolution, and 0 abstenions